Daniel A. Peterson Partner 190 Carondelet Plaza, Suite 600 St. Louis, MO 63105 Direct: 314.345.6246 Fax: 314.480.1505 dan.peterson@huschblackwell.com

May 14, 2014
VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Mr. John M. Ganley
Re:	MacKenzie Realty Capital, Inc. (the “Fund” or the “Company”)
Registration Statement on Form N-2 filed June 1, 2012
Post-effective Amendment No. 3
File Number 333-181853

To the Commission:

The Fund today filed post-effective amendment No. 3 (the “Amendment”) to its registration statement on Form N-2 (the “Registration Statement”) (File Number 333-181853) with the Securities and Exchange Commission (the “Commission”).  The purpose of the Amendment is to update the Fund’s prospectus to account for the passage of time and to update the audited financial statements included with the Registration Statement.  As discussed with the Staff, the Fund intends to make a subsequent post-effective amendment to the Registration Statement which will include the Fund’s audited financial statements as of June 30, 2013, and its financial statements for the quarter ended March 31, 2014; as well as address any comments the Staff may have on the Amendment.  Thereafter, the Fund will request that such post-effective amendment be declared effective as soon as possible, with the goal of obtaining such declaration by the end of June, 2014.

We note that in addition to accounting for the passage of time since the Fund’s offering began, the Amendment includes some proposed changes to the broker compensation structure.  Those changes will not change fees or commissions charged to investors.  The Fund’s managing broker-dealer will be simultaneously confirming those changes are approved by the FINRA.

Please do not hesitate to contact me at (314) 345-6246 should you have any questions or concerns about the Amendment.

Sincerely,

/s/ Daniel A. Peterson
DAP

Husch Blackwell LLP